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                           December 20, 2023

       Jack Phillips
       Chief Executive Officer
       Accelerate Diagnostics, Inc.
       3950 South Country Club Road, Suite 470
       Tucson, Arizona 85714

                                                        Re: Accelerate
Diagnostics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 13,
2023
                                                            File No. 333-276031

       Dear Jack Phillips:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Istvan Hajdu, Esq.